SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             ------------------------

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
              [ ] Form 10-Q  [  ] Form N-SAR

For Period Ended:    February 28, 2004

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     The Great Atlantic & Pacific Tea Company, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     2 Paragon Drive
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Address of Principal Executive Office (Street and Number)

     Montvale, NJ  07645
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

During fiscal 2003, the Company disposed of certain assets that, in accordance with generally accepted accounting principles, were reported and classified as discontinued operations in its fiscal 2003 financial statements. SEC rules require that three years of financial results be included in the Form 10-K, presented on a consistent basis. As such, the fiscal 2002 and 2001 financial statements are also required to reflect the reclassification of discontinued operations. The Company changed its independent auditors in September 2002, and recently determined that its current auditor, and not its predecessor auditor, would have to perform an audit of its 2001 results to incorporate the reclassification for that year. As a result, additional time is required to file the Form 10-K, as further described in the press release attached hereto as Exhibit A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   William P. Costantini              201                         573-9700
--------------------------         ----------                  --------------
           (Name)                  (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   The Great Atlantic & Pacific Tea Company, Inc.
               ------------------------------------------------------------
                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  May 13, 2004                         By: /s/ Mitchell P. Goldstein
                                            ------------------------------

                                    Name:   Mitchell P. Goldstein
                                    Title:  Sr. Vice President and
                                            Chief Financial Officer

                                                           EXHIBIT A





                                      News

The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ  07645
                                         Investor contact:  William J. Moss
                                                  Vice President, Treasurer
                                                             (201) 571-4019

                                        Press contact:  Richard P. De Santa
                                          Vice President, Corporate Affairs
                                                             (201) 571-4495


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                               MAKES ANNOUNCEMENT

MONTVALE, NJ - May 13, 2004 - The Great Atlantic & Pacific Tea Company, Inc. (A&P) (NYSE:GAP) today announced that it will file a Form 12b-25 with the Securities and Exchange Commission to obtain an automatic 15 day extension of the period in which to file its Form 10-K for the 53 weeks ended February 28, 2004. The Company said it expects to file its Form 10-K on or before May 28, 2004.

During fiscal 2003, the Company disposed of certain assets that, in accordance with generally accepted accounting principles, were reported and classified as discontinued operations in its fiscal 2003 financial statements. SEC rules require that three years of financial results be included in the Form 10-K, presented on a consistent basis. As such, the fiscal 2002 and 2001 financial statements are also required to reflect the reclassification of discontinued operations. The Company changed its independent auditors in September 2002, and recently determined that its current auditor, and not its predecessor auditor, would have to perform an audit of its 2001 results to incorporate the reclassification for that year. As a result, additional time is required to file the Form 10-K.

A&P stated that the audit is not expected to result in any material change of previously reported financial results. The Company's unaudited fiscal 2003 and fiscal 2002 results, announced on April 30, 2004, already reflect the reclassification of the discontinued operations.

Founded in 1859, A&P, one of the nation's first supermarket chains, is today among North America's largest. The Company operates 633 stores in 10 states, the District of Columbia and Ontario, Canada under the following trade names: A&P, Waldbaum's, The Food Emporium, Super Foodmart, Super Fresh, Farmer Jack, Sav-A-Center, Dominion, The Barn Markets, Food Basics and Ultra Food & Drug.

This release contains forward-looking statements about the future performance of the Company, which are based on Management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access capital; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.



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